                                                   UNITED STATES
                                         SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549

                                                     FORM 11-K/A

                                      ANNUAL REPORT PURSUANT TO SECTION 15(D)
                                       OF THE SECURITIES EXCHANGE ACT OF 1934

 (Mark One)

  [ x ]          Annual report pursuant to Section 15(d) of the Securities
                 Exchange Act of 1934

                 For the fiscal year ended December 31, 2009

                                                         OR

  [   ]          Transition report pursuant to Section 15(d) of the Securities
                 Exchange Act of l934

                 For the transition period from ______ to ________________

                                           Commission File Number 0-13089

A.       Full title of plan and the address of the plan, if different from that of the issuer named below:

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

B.       Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

                                              HANCOCK HOLDING COMPANY
                                                   P. O. BOX 4019
                                            GULFPORT, MISSISSIPPI 39501

The Hancock Bank 401(k) Savings and  Investment  Plan and Trust (the "Plan") is subject to the  requirements  of the
Employee  Retirement  Income  Security  Act of  1974,  as  amended  ("ERISA").  Attached  hereto  are the  financial statements  of the Plan for the fiscal year ended  December  31,  2009  prepared in  accordance  with the  financial reporting requirements of ERISA.

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST
                                          Employer I.D. Number 64-0169065
                                                  Plan Number 003

                                            As of and for the Year Ended
                                             December 31, 2009 and 2008

                                        CONTENTS

------------------------------------------------------------------------------------------

Report of Independent Registered Public Accounting Firm                                 1

------------------------------------------------------------------------------------------

Financial Statements

  Statements of Net Assets Available for Benefits                                       2

  Statements of Changes in Net Assets Available for Benefits                            3

  Notes to Financial Statements                                                    4 - 11

Supplementary Information

  Schedule of Assets (Held at End of Year)                                        12 - 13

------------------------------------------------------------------------------------------

Note:  Supplemental  schedules  required by the Employee  Retirement Income Security Act of
1974 not included herein are deemed not applicable to Hancock Bank 401(k) Savings and Investment
Plan and Trust.

                                          REPORT OF INDEPENDENT REGISTERED
                                               PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrators
  of the Hancock Bank 401(k) Savings and
  Investment Plan and Trust

We have  audited the  accompanying  statements  of net assets  available  for  benefits  of the Hancock  Bank 401(k)
Savings and  Investment  Plan and Trust (the  "Plan") as of December 31, 2009 and 2008,  and the related  statements of changes in net assets  available  for  benefits  for the years then ended.  These  financial  statements  are the responsibility  of  the  Plan's  management.  Our  responsibility  is to  express  an  opinion  on  these  financial statements based on our audits.

We conducted our audits in accordance  with the standards of the Public Company  Accounting  Oversight Board (United
States).  Those standards require that we plan and perform the audits to obtain  reasonable  assurance about whether the financial statements are free of material misstatement.  An audit includes examining,  on a test basis, evidence supporting  the  amounts  and  disclosures  in the  financial  statements.  An audit  also  includes  assessing  the accounting  principles  used and  significant  estimates  made by  management,  as well as  evaluating  the  overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the  financial  statements  referred to above present  fairly,  in all material  respects,  the net assets  available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended,  in conformity with accounting  principles  generally  accepted in the United
States of America.

Our audits  were made for the  purpose of forming  an opinion on the basic  financial  statements  taken as a whole.
The  supplemental  schedule of assets (held at end of year) as of December 31, 2009 is presented  for the purpose of additional analysis and is not a required part of the basic financial statements,  but is supplementary  information required by the United States  Department of Labor's Rules and  Regulations  for Reporting and Disclosure  under the
Employee  Retirement  Income Security Act of 1974. The  supplemental  schedule is the  responsibility  of the Plan's management.  The supplemental  schedule has been subjected to the auditing  procedures  applied in the audits of the basic financial  statements and, in our opinion,  is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ridgeland, Mississippi
June 29, 2010

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST
                                  Statements of Net Assets Available for Benefits
                                             December 31, 2009 and 2008

                                                                                   2009                  2008
-----------------------------------------------------------------------------------------------------------------

ASSETS
Cash                                                                    $           64,036     $         103,639
Investments, at fair value                                                      58,110,931            47,415,780
                                                                        -------------------  --------------------

      Total investments                                                         58,174,967            47,519,419
                                                                        -------------------  --------------------

Accrued interest and dividends                                                           -                    67
Employer contributions receivable                                                   55,361                     -
Participant contributions receivable                                               138,610                     -
                                                                        -------------------  --------------------

       Total receivables                                                           193,971                    67
                                                                        -------------------  --------------------

      Total assets                                                      $       58,368,938     $      47,519,486
                                                                        ===================  ====================

Net assets available for benefits                                       $       58,368,938     $      47,519,486
                                                                        ===================  ====================

See accompanying notes.
                                                            2

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST
                                         Statement of Changes in Net Assets
                                               Available for Benefits
                                       Years Ended December 31, 2009 and 2008

                                                                                    2009                  2008
--------------------------------------------------------------------------------------------------------------------

Additions to net assets attributed to
  Investment income
    Net appreciation (depreciation) in fair value                         $         5,676,940  $       (11,095,704)
      of investments
    Dividends                                                                       1,019,956              955,670
                                                                          -------------------  --------------------

      Total investment appreciation (depreciation)                                  6,696,896          (10,140,034)
                                                                          -------------------  --------------------

  Contributions
    Employer                                                                        1,778,345            1,677,626
    Employee                                                                        4,677,044            4,523,851
    Rollover                                                                          354,185              377,218
                                                                          -------------------  --------------------

      Total contributions                                                           6,809,574            6,578,695
                                                                          -------------------  --------------------

      Total additions (reductions)                                                 13,506,470           (3,561,339)
                                                                          -------------------  --------------------

Deductions from net assets attributed to
  Benefits paid to participants                                                     2,657,018            4,099,384
  Administrative and other expenses                                                         -               23,045
                                                                          -------------------  --------------------
                                                                                    2,657,018
      Total deductions                                                                                   4,122,429
                                                                          -------------------  --------------------

      Net increase (decrease)                                                      10,849,452           (7,683,768)

Net assets available for plan benefits
  Beginning of year                                                                47,519,486           55,203,254
                                                                          -------------------  --------------------

  End of year                                                             $        58,368,938  $        47,519,486
                                                                          ===================  ====================

See accompanying notes.

                                                            3

                                     HANCOCK BANK 401(k) SAVINGS AND
                                        INVESTMENT PLAN AND TRUST
                                    Years Ended December 31, 2009 and 2008

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------

Note 1.  Description of the Plan

The following  description of the Hancock Bank 401(k)  Savings and Investment  Plan and Trust (the "Plan")
provides only general  information.  Participants  should refer to the Plan  agreement for a more complete description of the Plan's provisions.

General

The Plan is a  defined  contribution  plan  established  under the  provisions  of  Section  401(a) of the
Internal  Revenue Code ("IRC"),  which includes a qualified  cash or deferred  arrangement as described in
Section  401(k)  of the IRC  for  eligible  employees  of  Hancock  Bank,  Hancock  Insurance  Agency  and
Subsidiaries,  Harrison Finance Company,  J. Everett Eaves, Inc., Hancock Bank of Louisiana,  Hancock Bank
of Florida,  Hancock Bank of Alabama and Hancock Investment Services,  Inc.  (collectively the "Company").
All  full-time and  part-time  employees of the Company who have  completed 90 days of service and are age
18 or  older  are  eligible  to  participate.  The  Plan is  subject  to the  provisions  of the  Employee
Retirement Income Security Act of 1974, as amended ("ERISA").

All assets of Hancock Bank Profit Sharing Plan were  transferred  to the Plan  effective  January 1, 2002.
The Hancock Bank Profit Sharing Plan assets are segregated  from other assets for record keeping  purposes as no new  participants  are allowed within the profit sharing  portion of the Plan, and the funds therein are not participant-directed.

Plan Administration

Hancock Bank (the  "Trustee"),  a subsidiary  of the Company,  holds the Plan's  investments  and executes transactions for the Plan.  The Plan is administered by an officer of Hancock Bank.

Contributions

Eligible  employees may elect to defer up to the Internal  Revenue  Service ("IRS")  limitations,  $16,500 and $15,500 in 2009 and 2008,  respectively,  with certain restrictions for highly compensated  employees.
The  Company  matches  50  percent  of  participant  contributions  up to  the  first  6  percent  of  the participant's salary under the provisions of the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the
Company's contributions and (b) Plan earnings and losses and is charged with an allocation of administrative expenses; to the extent such expenses are paid by the Plan.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The Plan provides benefits based solely upon the amount contributed to the participant's account and any income, expenses and gains and losses on investments, which may be allocated to such participant's account.

                                                            4

                                     HANCOCK BANK 401(k) SAVINGS AND
                                        INVESTMENT PLAN AND TRUST
                                  Years Ended December 31, 2009 and 2008

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------
Note 1.  Continued

Vesting

Participants  are  fully  vested  in  their  contributions  and  allocated  earnings  or  losses  thereon.
Participants  are fully  vested in  employer  matching  contributions  and  allocated  earnings  or losses thereon  after three years of benefit  service  with no vesting  before  three years of service.  Prior to
January 1, 2005,  participants  were fully  vested in the Hancock Bank Profit  Sharing Plan  contributions and allocated  earnings or losses thereon after five years of benefit  service with no vesting before five years of service.  Effective  January 1, 2005, the Plan was amended so the  participants  are fully vested at all times in the Hancock  Bank Profit  Sharing  Plan  contributions  and  allocated  earnings or losses thereon.  All  participants  vest 100 percent upon death or  termination  of  employment  due to permanent disability.

Forfeitures

Forfeitures  of employer  matching  contributions  and allocated  earnings and losses  thereon are used to reduce  employer  contributions  and Plan  expenses  during the Plan year.  At December 31, 2009 and 2008, these forfeited  amounts totaled  $15,175 and $14,304,  respectively,  and will be used to reduce employer contributions.

Investment Options

The Plan allows  participants  to direct  contributions  into various  investment  options.  These options include  mutual  funds and Hancock  Holding  Company  common  stock.  The  segregated  funds of the former
Hancock Bank Profit Sharing Plan are not  participant-directed.  These options  include cash  equivalents, certificates of deposit and mutual funds.

Participant Loans

Participant loans are not permitted by the Plan.

Payment of Benefits

Benefits are generally payable on termination, retirement, death or disability.  Benefits may be paid by either lump-sum payment, periodic payments over an actuarially determined period or rolled over into a qualified plan, subject to regulatory requirements.  Hardship distributions are also available from participants' elective deferral accounts, subject to regulatory requirements.

                                                           5

                                    HANCOCK BANK 401(k) SAVINGS AND
                                        INVESTMENT PLAN AND TRUST
                                  Years Ended December 31, 2009 and 2008

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------
Note 2.  Summary of Significant Accounting Principles

Basis of Presentation

The  accompanying  financial  statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial  statements in conformity with accounting  principles  generally  accepted in the United  States of America  requires  management  to make  estimates  and  assumptions  that affect the reported  amounts of assets and liabilities  and changes  therein and disclosure of contingent  assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan  investments  as of December  31, 2009 and 2008 are held by the  Trustee.  Investments  in mutual funds are stated at fair value based on quoted market price.  Investments  in the Company  common stock is reported at quoted market values.  Cash equivalents are stated at cost, which approximates fair value.

Purchases and sales of  investments  are recorded on a trade-date  basis.  Interest  income is recorded on the accrual basis.  Dividends are recorded on the  ex-dividend  date.  Realized and  unrealized  gains and losses on the Plan's  investments  are included in net  appreciation  (depreciation)  in the fair value of investments at year-end in the statements of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative  expenses  related  to  record  keeping  for the Plan are paid by the Plan to an  unrelated third-party.  Those  expenses not paid by the Plan are paid for by the Company,  which include all trustee fees to Hancock Bank. The Company paid  approximately  $31,000 and $7,000 for  administrative  expenses in
2009 and 2008, respectively.

Impact of Recently Issued Accounting Standards

The Financial Accounting Standards Board ("FASB") approved the FASB Accounting Standards Codification
(the "ASC") as the single source of authoritative nongovernmental U.S. GAAP as of July 1, 2009.  The ASC is effective for interim and annual periods ending after September 15, 2009.

                                                           6

                                    HANCOCK BANK 401(k) SAVINGS AND
                                        INVESTMENT PLAN AND TRUST
                                  Years Ended December 31, 2009 and 2008

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------
Note 2.  Continued

The ASC reorganizes the many U.S. GAAP  pronouncements  into approximately 90 accounting topics,  with all topics  using a  consistent  structure.  The ASC does not change or alter  existing  GAAP and did not have any  impact  on the  Plan's  financial  statements  other  than  to  update  references  to  authoritative accounting literature.

In July 2006,  the FASB issued  Interpretation  No. 48,  Accounting  for  Uncertainty in Income Taxes - an
interpretation  of FASB  Statement  No.  109,  codified  in ASC Topic 740.  This  standard  clarifies  the accounting for uncertainty in income taxes recognized in a company's  financial  statements and prescribes a recognition  threshold and  measurement  attribute for tax positions  taken or expected to be taken on a tax return including the entity's status as a tax-exempt  not-for-profit entity.  Additionally,  ASC Topic
740 provides  guidance on  derecognition,  classification,  interest and penalties,  accounting in interim periods,  disclosure and transition.  The Plan adopted this standard  effective  January 1, 2009. The Plan had  no  significant  uncertain  tax  positions  at  the  date  of  adoption  or  at  December  31,  2009.
Accordingly,  the adoption did not have a material effect on the Plan's  financial  position or changes in net assets.  If interest and penalties are incurred  related to uncertain tax positions,  such amounts are recognized  in  income  tax  expense.  Tax  periods  for  all  fiscal  years  after  2006  remain  open to examination by the federal and state taxing jurisdictions to which the Plan is subject.

Note 3.  Investments

The following table  represents the fair value of the Plan's  investments that represent 5 percent or more of the Plan's net assets at December 31, 2009 or 2008.

                                                                                   2009                2008
----------------------------------------------------------------------------------------------------------------

Mutual Funds
   Hancock Horizon Growth Fund
      Class A (participant directed)                                      $      5,544,580     $     3,863,541
   Hancock Horizon Strategic Income Bond Fund
      Trust Class (nonparticipant directed)                                      4,057,275           4,370,459
      Class A (participant directed)                                             4,507,717           3,890,461
   Hancock Horizon Treasury SEC Money Market
      Sweep Class A (participant directed)                                       2,872,711           2,615,324
   Hancock Horizon Value Fund
      Class A (participant directed)                                             7,013,932           5,260,626
  Hancock Horizon Burkenroad
      Class A (participant directed)                                             3,774,747           2,642,218

Employer Securities
   Hancock Holding Company Common Stock                                   $     13,372,258     $    12,136,456

                                                           7

                                    HANCOCK BANK 401(k) SAVINGS AND
                                        INVESTMENT PLAN AND TRUST
                                  Years Ended December 31, 2009 and 2008

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------
Note 3.  Continued

The Plan's  investments  (including  gains and  losses on  investments  bought  and sold,  as well as held during the year) appreciated (depreciated) during the years ended December 31, 2009 and 2008 as follows:

                                                                                  2009              2008
-------------------------------------------------------------------------------------------------------------

Mutual funds                                                               $    5,514,676    $   (13,236,405)

Employer securities
   Hancock Holding Company                                                        162,264          2,140,701
                                                                           --------------    ----------------

Net appreciation (depreciation) in fair value
   of investments                                                          $    5,676,940    $   (11,095,704)
                                                                           ==============    ================

Note 4.  Tax Status of Plan

The Plan has received a  determination  letter from the IRS dated  August 20, 2008,  stating that the Plan is qualified  under Section 401(a) of the IRC and,  therefore,  the related trust is exempt from taxation.
While the Plan has been amended  subsequent to this date, the Sponsor  believes that the Plan is currently being operated in compliance with the applicable provisions of the IRC.

Note 5.  Non-Participant-Directed Investments

Information  about the net assets and the significant  components of the changes in net assets relating to the investments that are non-participant-directed as follows:

                                                                                  2009               2008
------------------------------------------------------------------------------------------------------------

Net assets
    Mutual funds                                                           $   10,064,347   $     9,170,374
    Money market funds                                                             37,718           106,999
    Certificate of deposit                                                        359,271           340,166
    Accrued interest and dividends                                                      -                13
                                                                           ---------------  ----------------

            Net assets available for benefits                              $   10,461,336   $     9,617,552
                                                                           ===============  ================

Changes in net assets
    Interest and dividend income                                           $      234,633   $       255,969
    Net appreciation (depreciation) in fair value of investments                1,021,523        (3,397,820)
    Benefits paid                                                                (412,372)       (1,030,869)
    Administrative expenses                                                             -            (4,664)
                                                                           ---------------  ----------------

            Changes in net assets available for benefits                   $      843,784   $    (4,177,384)
                                                                           ===============  ================

                                                          8

                                    HANCOCK BANK 401(k) SAVINGS AND
                                        INVESTMENT PLAN AND TRUST
                                  Years Ended December 31, 2009 and 2008

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------
Note 6.  Related Party Transactions

The Trustee is a subsidiary of Hancock Holding Company.  Therefore  transactions  between the Plan and trustee,  or the Plan and the sponsor,  are  considered to be exempt  party-in-interest  transactions.  Mutual fund  investments where Hancock Bank acts as an investment  advisor  totaled  $35,965,500 and $26,520,258 as of December 31, 2009 and
2008,  respectively.  At  December  31,  2009 and 2008,  the Plan held  certificates  of deposit  in  Hancock  Bank totaling  $359,271  and  $340,166,  respectively.  Additionally,  at  December  31,  2009 and 2008,  the Plan owned
$13,372,258  (305,233 shares) and $12,136,456  (266,970  shares),  respectively,  in Hancock Holding Company stock.
During 2009 and 2008,  the Plan  recorded  $285,906  and  $263,275,  respectively,  in  dividend  income on Hancock
Holding Company stock.  The Plan paid no administrative fees to the Trustee during 2009 and 2008.

Note 7.  Risks and Uncertainties

The Plan invests in various  investment  securities.  Investment  securities  are exposed to various  risks such as interest rate,  market and credit risks.  Due to the level of risk associated with certain  investment  securities, it is at least  reasonably  possible  that changes in the values of  investment  securities  will occur in the near term and that such changes could materially affect  participants'  account balances and the amounts reported in the statements of net assets available for benefits.

Note 8.  Plan Termination

Although it has not  expressed  any intent to do so, the Company  has the right under the Plan to  discontinue  its contributions  at any time and to terminate  the Plan  subject to the  provisions  of ERISA.  In the event that the
Plan is terminated, participants would become 100 percent vested in their account.

Note 9.  Fair Value Measurements

FASB Statement No. 157, Fair Value Measurements,  codified in ASC Topic 820,  establishes a framework for measuring fair value.  That framework  provides a fair value hierarchy that  prioritizes  the inputs to valuation  techniques used to measure  fair value.  The  hierarchy  gives the  highest  priority to  unadjusted  quoted  prices in active markets for identical assets or liabilities  (Level 1 measurements) and the lowest priority to unobservable  inputs
(Level 3  measurements).  The three  levels of the fair  value  hierarchy  under  ASC  Topic 820 are  described  as follows:

     o  Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

                                                        9

                                    HANCOCK BANK 401(k) SAVINGS AND
                                        INVESTMENT PLAN AND TRUST
                                  Years Ended December 31, 2009 and 2008

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------
Note 9.  Continued

     o   Level 2 - Inputs to the  valuation  methodology  include:  quoted  prices for  similar  assets or liabilities  in active  markets;  quoted prices for identical or similar assets or liabilities in inactive  markets;  inputs  other  than  quoted  prices  that  are  observable  for the  asset or liability;  inputs that are derived  principally  from or corroborated by observable  market data by  correlation  or other means.  If the asset or liability has a specified  (contractual)  term, the level 2 input must be observable for substantially the full term of the asset or liability.

     o   Level 3 - Inputs to the  valuation  methodology  are  unobservable  and  significant  to the fair value measurement.

The asset or  liability's  fair value  measurement  level within the fair value  hierarchy is based on the lowest level of any input that is significant to the fair value  measurement.  Valuation  techniques  used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation  methodologies  used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual funds and money market  funds:  Valued at the net asset value ("NAV") of shares held by the plan at year-end.

Certificate of deposit:  Valued at cost, which represents fair value.

Employer  securities:  These common stocks are valued at the closing  price  reported on the active market on which the individual securities are traded.

The preceding  methods  described may produce a fair value  calculation  that may not be indicative of net realizable  value or  reflective  of future fair  values.  Furthermore,  although  the Plan  believes  its valuation  methods are  appropriate and consistent  with other market  participants,  the use of different methodologies  or assumptions to determine the fair value of certain  financial  instruments  could result in a different fair value measurement at the reporting date.

The  following  table sets forth by level,  within the fair  value  hierarchy,  the Plan's  assets at fair value as of December 31, 2009:

Assets at fair value as of December 31, 2009:

                                                                   Level 1      Level 2       Level 3
-----------------------------------------------------------------------------------------------------------
Mutual funds
     Fixed income                                          $      11,499,128  $          -  $           -
     Equity                                                       29,969,845             -              -
Money market funds                                                 2,910,429             -              -
Cash                                                                  64,036             -              -
Certificate of deposit                                               359,271             -              -
Employer securities                                               13,372,258             -              -
                                                           -----------------  ------------  ---------------
     Total assets at fair value                            $      58,174,967  $          -  $           -
                                                           ================== ============  ===============

                                                       10

                                    HANCOCK BANK 401(k) SAVINGS AND
                                        INVESTMENT PLAN AND TRUST
                                  Years Ended December 31, 2009 and 2008

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------
Note 9.  Continued

The following  table sets forth by level,  within the fair value  hierarchy,  the Plan's assets at fair value as of
December 31, 2008:

Assets at fair value as of December 31, 2008:

                                                                  Level 1       Level 2      Level 3
-----------------------------------------------------------------------------------------------------------

Mutual funds
     Fixed income                                          $     10,681,719   $        -   $           -
     Equity                                                      21,535,115            -               -
Money market funds                                                2,722,324            -               -
Cash                                                                103,639            -               -
Certificate of deposit                                              340,166            -               -
Employer securities                                              12,136,456            -               -
                                                           ----------------   ------------ ----------------

     Total assets at fair value                            $     47,519,419   $        -   $           -
                                                           =================  ============ ================

                                                           11

                                                  HANCOCK BANK 401(k) SAVINGS AND
                                                     INVESTMENT PLAN AND TRUST
                                             Employer Identification Number 64-0169065
                                                          Plan Number: 003
                                                       Schedule H, line 4(i)
                                              Schedule of Assets (Held at End of Year)
                                                         December 31, 2009

                                               (c) Description of Investment,
           (b) Identity of Issue,                 Including Maturity Date,
               Borrower, Lessor                 Rate of Interest, Collateral,                                  (e) Current
 (a)           or Similar Party                     Par or Maturity Value                    (d) Cost               Value
-----------------------------------------------------------------------------------------------------------------------------
        Money Market Funds - Short-Term Investments
           *Hancock Horizon            Treasury SEC Money Market Trust Class ^
                                              37,718.31 shares                          $         37,718   $          37,718

           *Hancock Horizon            Treasury SEC Money Market Sweep
                                              2,872,711.08 shares                              2,872,711           2,872,711
                                                                                        ----------------   ------------------

                                             Total Money Market Funds                          2,910,429           2,910,429
                                                                                        ----------------   ------------------

        Common Stock
           *Hancock Holding Co.        305,233.000 shares common stock                         9,430,842          13,372,258
                                                                                        ----------------   ------------------

        Mutual Funds - Fixed Income
           Federated                   Fortress Bond Fund
                                              210,342.821 shares                               1,830,549           1,853,120

           Federated                   U.S. Government Securities
                                              92,158.201 shares                                1,052,660           1,081,016

           *Hancock Horizon            Strategic Income Bond Fund Trust Class ^
                                              256,464.893 shares                               3,903,108           4,057,275

           *Hancock Horizon            Strategic Income Bond Fund Class A
                                              285,479.197 shares                               4,410,044           4,507,717
                                                                                        ----------------   ------------------

                                             Total Fixed Income Funds                         11,196,361          11,499,128
                                                                                        ----------------   ------------------

        Mutual Funds - Equity
           Federated                   Intercontinental Fund Class A
                                              17,290.678 shares                                  934,862             743,845

           Federated                   Max-Cap Fund
                                              144,628.414 shares                               2,483,893           1,735,541

           Fidelity Advisor            Diversified International Fund HHDTX
                                              30,565.332 shares                                  549,290             449,310

           *Hancock Horizon            Quantitative Long/Short Fund Class A
                                              58,804.246 shares                                  762,329             753,282

           *Hancock Horizon            Quantitative Long/Short Fund Trust Class ^
                                              41,253.428 shares                                  572,507             529,694

           *Hancock Horizon            Diversified International Fund Class A
                                              78,985.602 shares                                1,226,937           1,396,466

           *Hancock Horizon            Diversified International Fund Trust Class ^
                                              53,342.307 shares                                  825,842             944,159

                                                          12

                                                  HANCOCK BANK 401(k) SAVINGS AND
                                                     INVESTMENT PLAN AND TRUST
                                             Employer Identification Number 64-0169065
                                                          Plan Number: 003
                                                       Schedule H, line 4(i)
                                              Schedule of Assets (Held at End of Year)
                                                         December 31, 2009

                                               (c) Description of Investment,
           (b) Identity of Issue,                 Including Maturity Date,
               Borrower, Lessor                 Rate of Interest, Collateral,                                  (e) Current
 (a)           or Similar Party                     Par or Maturity Value                    (d) Cost               Value
------------------------------------------------------------------------------------------------------------------------------
        Mutual Funds, continued

           *Hancock Horizon            Burkenroad Class A
                                              123,398.067 shares                        $      3,296,481   $       3,774,747

           *Hancock Horizon            Growth Fund Class A
                                              420,362.427 shares                               6,233,783           5,544,580

           *Hancock Horizon            Growth Fund Trust Class ^
                                              133,160.55 shares                                1,942,425           1,796,336

           *Hancock Horizon            Value Fund Class A
                                              387,510.062 shares                               7,979,712           7,013,932

           *Hancock Horizon            Value Fund Trust Class ^
                                              150,792.47 shares                                2,768,740           2,736,883

           T Rowe Price                Growth Stock Fund
                                              69,042.763 shares                                1,807,874           1,871,749

           T Rowe Price                Small-Cap Stock Fund
                                              25,216.031 shares                                  618,091             679,321
                                                                                        ----------------   ------------------

                                             Total Mutual Funds - Equity                      32,002,766          29,969,845
                                                                                        ----------------   ------------------

        Certificate of Deposit
           *Hancock Bank               Certificates of Deposit with rates from
                                         2.76% to 4.89%, maturing 10/03/2015 ^
                                         and 2/23/2016                                           359,271             359,271
                                                                                        ----------------   ------------------

                                             Total Investments                                55,899,669          58,110,931
                                                                                        ----------------   ------------------

           Cash                                                                                   64,036              64,036
                                                                                        ----------------   ------------------

                                             Total Market Value                         $     55,963,705   $       58,174,967
                                                                                        ================   ==================

        *  Denotes party-in-interest.
        ^  Denotes fund is nonparticipant directed.

                                                     13

                                                SIGNATURES

The Plan.  Pursuant to the  requirements  of the  Securities  Exchange Act of 1934, the trustees (or other persons who  administer  the employee  benefit  plan) have duly caused this annual  report to be signed on their behalf by the undersigned hereunto duly authorized.

                                    Hancock Bank 401(k) Savings and Investment Plan and Trust

Date:                               By:   /s/ Catherine Gray
     ----------------------            ------------------------------------------------
                                           Catherine Gray
                                           Plan Administrator

                                                     14

                                              EXHIBIT INDEX

Exhibit Index                              Description
--------------------------------------------------------------------------------------------------------
23.1                                       Consent of HORNE LLP, independent registered public
                                            accounting firm

                                                    15